Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

SciPlay Corporation has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our Class A common stock.

The following summarizes the material terms of the Class A common stock of SciPlay Corporation (the “Company”) as set forth in the Company’s Amended and Restated Articles of Incorporation (the “Charter”) and the Company’s Second Amended and Restated Bylaws (the “Bylaws”), as well as in the Amended and Restated Operating Agreement of SciPlay Parent Company, LLC (“SciPlay Parent LLC”), dated May 2, 2019, by and among SciPlay Parent LLC, the Company and its Members (the “SciPlay Parent LLC Agreement”), the Registration Rights Agreement, dated May 7, 2019, by and among the Company, LNW Social Holding Company I, LLC (previously known as SG Social Holding Company I, LLC) ("LNW Holding I") and such other persons from time to time party thereto (the “Registration Rights Agreement”) and Chapters 86 and 92A of the Nevada Revised Statutes (the “NRS”). While we believe that the following description covers the material terms of such securities, the following summary may not contain all of the information that may be important to you and is subject to and qualified in its entirety by reference to applicable Nevada law, including the NRS and to the Charter, the Bylaws, the SciPlay Parent LLC Agreement and the Registration Rights Agreement, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. As used herein, unless otherwise expressly stated or the context otherwise requires, the terms “Company”, “we”, “our” and “us” refer to SciPlay Corporation and not to any of its subsidiaries.

General

We are incorporated under the laws of the State of Nevada. The rights of our stockholders are governed by the NRS, the Charter and the Bylaws.

Authorized Stock

Under the Charter, our authorized capital stock consists of 625,000,000 shares of Class A common stock, par value $.001 per share (“Class A common stock”), 130,000,000 shares of Class B common stock, par value $.001 per share (“Class B common stock”), and 10,000,000 shares of preferred stock, par value $.001 per share.

Common Stock

Holders of our Class A common stock and Class B common stock vote together as a single class on all matters presented to stockholders for their vote or approval, except in the following circumstances where separate class voting is required by Nevada law: (i) a proposed amendment to the Charter that would adversely alter any preference or other right of our Class A common stock or Class B common stock, (ii) a board resolution providing for a proposed decrease in the number of issued and outstanding shares of our Class A common stock or Class B common stock, as the case may be, which proposed decrease would adversely alter any preference or other right of the other class of our common stock or (iii) a board resolution providing for a proposed increase or decrease in the number of authorized shares and a corresponding increase or decrease of issued and outstanding shares of our Class A common stock or Class B common stock, as the case may be, which proposed increase or decrease in the number of authorized shares would adversely alter any preference or other right of the other class of our common stock. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election, and each director may be removed by an affirmative vote of the holders of at least two-thirds of the voting power of the issued and outstanding shares of capital stock entitled to vote thereon. Other matters will be decided by a majority of the votes cast at a meeting at which a quorum is present. See below under “-Anti-Takeover Effects and Our Articles of Incorporation and Bylaws.”

Class A Common Stock

Voting Rights. Holders of Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders. Holders of Class A common stock do not have cumulative voting rights.

Dividend Rights. Holders of Class A common stock are be entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of any series of preferred stock that we may designate and issue in the future.

Liquidation Rights. In the event of our liquidation or dissolution, the holders of Class A common stock are entitled to receive proportionately our net assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

Other Matters. Holders of Class A common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of Class A common stock will be subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Class B Common Stock

Issuance of Class B common stock with Common Units. Shares of Class B common stock will only be issued in the future to the extent necessary to maintain a one-to-one ratio between the number of Common Units (as defined in the SciPlay Parent LLC Agreement) held by LNW Holding I and the number of shares of Class B common stock issued to LNW Holding I. Shares of Class B common stock will be transferable only together with an equal number of Common Units.

Voting Rights. Holders of Class B common stock will be entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, for so long as the number of shares of our common stock beneficially owned by LNW Holding I and its affiliates represents at least 10% of the issued and outstanding shares of common stock, provided that, from and after the first date on which LNW Holding I and its affiliates cease to beneficially own at least 10% of our issued and outstanding shares of common stock, each share of Class B common stock shall entitle the record holder thereof to one vote on all matters to be voted on by the stockholders. Holders of Class B common stock will not have cumulative voting rights.

Exchange for Class A Common Stock. Pursuant to the SciPlay Parent LLC Agreement, LNW Holding I may require SciPlay Parent LLC to redeem all or a portion of the Common Units held by LNW Holding I for newly issued shares of Class A common stock on a one-for-one basis or, at our option, instead make a cash payment determined by reference to the arithmetic average of the volume weighted average market prices of one share of our Class A common stock over a specified period prior to the date of redemption for each Common Unit redeemed. We will be required to contribute cash and/or shares of Class A common stock to SciPlay Parent LLC to satisfy such redemption or exchange, and SciPlay Parent LLC will issue to us newly issued LLC Interests equal to the number of Common Units redeemed from LNW Holding I. In lieu of such a redemption, we will have the right, at our option, to effect a direct exchange of cash and/or shares of our Class A common stock for LNW Holding I’s Common Units. Shares of our Class B common stock will be cancelled for no other consideration on a one-for-one basis whenever LNW Holding I’s Common Units are so redeemed or exchanged.

Preferred Stock

Under the terms of the Charter, our board of directors is authorized to cause the designation and issuance of up to 10,000,000 shares of preferred stock, in one or more series, without stockholder approval. No shares of preferred stock are presently outstanding. Our board of directors will have the discretion to determine the designations, relative rights, limitations preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, if any, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. We have no present plans to issue any shares of preferred stock.

Registration Rights

The Registration Rights Agreement provides LNW Holding I certain registration rights to require us to register under the Securities Act of 1933 (the “Securities Act”) shares of Class A common stock issuable to it upon redemption or exchange of its Common Units.

Anti-Takeover Effects and Our Articles of Incorporation and Bylaws

Some provisions of Nevada law, the Charter and the Bylaws could make the following transactions more difficult: an acquisition of us by means of a tender offer; a change of control of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interests or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to designate and authorize the issuance of up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could have the effect of making changes in control or management of our company more difficult and expensive to accomplish.

Stockholder Meetings

The Charter and the Bylaws provide that stockholders owning shares representing a majority of the combined voting power of our issued and outstanding common stock have the right to call a special meeting of stockholders until the first date that LNW Holding I and its affiliates (other than us and our controlled affiliates) cease to beneficially own shares of our common stock representing greater than 50% of the combined voting power of our common stock. The Charter and the Bylaws provide that thereafter, subject to applicable law, special meetings of the stockholders may be called only by the secretary of the Company at the written request of the majority of our board of directors, by the chairman of our board of directors or by the president of the Company.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The Bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than proposals and nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

The Charter and the Bylaws do not permit stockholders to act by written consent without a meeting after the first date that LNW Holding I and their affiliates (other than us and our controlled affiliates) cease to beneficially own shares of our common stock representing greater than 50% of the combined voting power of our common stock.

Removal of Directors

The NRS, the Charter and the Bylaws provide that no member of our board of directors may be removed from office by our stockholders except, in addition to any other vote required by law, upon the approval of the holders of at least two-thirds of the voting power of the outstanding shares of stock entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

The Charter does not permit stockholders to cumulate their votes in the election of directors. Accordingly, and pursuant to the Bylaws, directors are elected by a plurality of the votes cast by stockholders entitled to vote in the election of directors.

Exclusive Forum

The Charter and the Bylaws collectively provide that, to the fullest extent permitted by law, and unless otherwise agreed by the Company in writing, the Eighth Judicial District Court of Clark County, Nevada is the sole and exclusive forum for any action, suit or proceeding, whether civil, administrative or investigative, (a) against the Company or any of its directors or officers that (i) asserts a cause of action under the laws of the United States, (ii) could be properly commenced in either a federal forum or a forum of this State or any other state, and (iii) is brought by or in the name or on behalf of (A) the Company, (B) any stockholder of the Company, or (C) any subscriber for, or purchaser or offeree of, any shares or other securities of the Company; and (b) (i) brought in our name or right or on our behalf, (ii) asserting a claim or counterclaim for or based upon any breach of any fiduciary duty owed by any of our directors, officers, employees or agents to us or our stockholders, (iii) arising or asserting a claim or counterclaim arising pursuant to any provision of NRS Chapters 78 or 92A or any provision of the Charter or Bylaws, or (iv) asserting a claim or counterclaim governed by the internal affairs doctrine. The Charter and Bylaws further provide that, in the event that the Eighth Judicial District Court of Clark County, Nevada does not have jurisdiction over any such action, suit or proceeding, then any other state district court located in the State of Nevada will be the sole and exclusive forum therefor and in the event that no state district court in the State of Nevada has jurisdiction over any such action, suit or proceeding, then a federal court located within the State of Nevada will be the sole and exclusive forum therefor.

Anti-Takeover Effects of Nevada Law

The State of Nevada, where we are incorporated, has enacted statutes, summarized below, that could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price. We have opted out of these statutes.

Compliance with Gaming Laws

The Charter provides that, in order for Light & Wonder, Inc. (previously known as Scientific Games Corporation) (“L&W”) or any other affiliate of the Company to secure and maintain in good standing its gaming licenses, any record or beneficial holder of securities of the Company (i) who is determined or shall have been determined by any gaming authority not to be suitable or qualified to be associated or have a relationship with L&W or any other affiliate of the Company or (ii) whose ownership or control of securities of the Company may result, in the judgment of our board of directors, in the failure of L&W or any other affiliate of the Company to obtain, maintain, retain, renew or qualify for a gaming license, or cause or otherwise result in the imposition of any materially burdensome or unacceptable terms or conditions on any gaming license held by L&W or any other affiliate of the Company, shall sell or otherwise dispose of their securities or other interests in the Company, or the Company may redeem such securities, pursuant to a notice given by the Company.

Business Combinations and Acquisition of Control Shares

Nevada’s “combinations with interested stockholders” statutes (NRS 78.411 through 78.444, inclusive) prohibit specified types of business “combinations” between certain Nevada corporations and any person deemed to be an “interested stockholder” for two years after such person first becomes an “interested stockholder” unless the corporation’s board of directors approves the combination (or the transaction by which such person first becomes an “interested stockholder”) in advance, or unless the combination is approved by the board of directors and at least sixty percent of the corporation’s outstanding voting power not beneficially owned by the interested stockholder, its affiliates and associates. Further, in the absence of prior approval, certain restrictions may apply even after such two-year period. However, these statutes do not apply to any combination of a corporation and an interested stockholder after the expiration of four years after the person first became an interested stockholder. For purposes of these statutes, an “interested stockholder” is any person who is (1) the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the outstanding voting shares of the corporation, or (2) an affiliate or associate of the corporation and at any time within the two previous years was the beneficial owner, directly or indirectly, of ten percent or more of the voting power of the then-outstanding shares of the corporation. The definition of the term “combination” is sufficiently broad to cover most significant transactions between a corporation and an “interested stockholder.” As noted above, the Charter provides that the Company will not be subject to these statutes.

Nevada’s “acquisition of controlling interest” statutes (NRS 78.378 through 78.3793, inclusive) contain provisions governing the acquisition of a controlling interest in certain Nevada corporations. These “control share” laws provide generally that any person that acquires a “controlling interest” in certain Nevada corporations may be denied voting rights, unless a majority of the disinterested stockholders of the corporation elects to restore such voting rights. The Bylaws provide that these statutes will not apply to the Company or any acquisition of our capital stock. Absent such provision in our articles of incorporation or bylaws, these laws would apply to us if we were to have 200 or more stockholders of record (at least 100 of whom have addresses in Nevada appearing on our stock ledger) at all times during the immediately preceding 90 days and do business in the State of Nevada directly or through an affiliated corporation, unless our articles of incorporation or bylaws in effect on the tenth day after the acquisition of a controlling interest by an “acquiring person” provide otherwise. These laws provide that a person acquires a “controlling interest” whenever such person acquires shares of a subject corporation that, but for the application of these provisions of the NRS, would enable that person to exercise (1) one-fifth or more, but less than one-third, (2) one-third or more, but less than a majority or (3) a majority or more, of all of the voting power of the corporation in the election of directors. Once an acquirer crosses one of these thresholds, shares which it acquired in the transaction taking it over the threshold and within the 90 days immediately preceding the date when the acquiring person acquired or offered to acquire a controlling interest become “control shares” to which the voting restrictions described above apply.

In addition, NRS 78.139 provides that directors may resist a change or potential change in control of a Nevada corporation if the board of directors determines that the change or potential change is opposed to or not in the best interest of the corporation upon consideration of any relevant facts, circumstances, contingencies or constituencies pursuant to NRS 78.138(4).

Dissenter’s Rights

The provisions of Nevada’s dissenter’s rights statutes (NRS 92A.300 through 92A.500, inclusive) specify certain corporate actions giving rise to the right of a stockholder to demand payment of “fair value” (as defined in NRS 92A.320) of such stockholder’s shares, subject to a number of limitations and procedural requirements.

Stockholders’ Derivative Actions

Our stockholders may be entitled to bring an action in our name to procure a judgment in our favor, also known as a derivative action, subject to the requirements of applicable law.

Deemed Notice and Consent

The Charter and the Bylaws provide that any person purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed, to the fullest extent permitted by law, to have notice of and consented to all of the provisions of our articles of incorporation, our bylaws (including, without limitation, the provisions described above under “-Exclusive Forum”) and any amendment to our articles of incorporation or bylaws enacted in accordance therewith and applicable law.